Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:
Stephen D. Axelrod, CFA
John Pougnet, CEO	Alisa Steinberg (Media)
XELR8 Holdings, Inc.	Wolfe Axelrod Weinberger Assoc. LLC
(303) 316-8577	(212) 370-4500
CEO@xelr8.com	steve@wolfeaxelrod.com
alisa@wolfeaxelrod.com

XELR8 HOLDINGS ANNOUNCES RECORD FIRST QUARTER REVENUE

- Management to Host Conference Call Today at 11:30 a.m. ET -

DENVER, Colo. – May 1, 2008 — XELR8 Holdings, Inc. (AMEX:BZI), a provider of liquid nutritional, functional foods, beverages and nutritional supplements, today announced its financial results for three months ended March 31, 2008.

Financial and operational highlights for First Quarter of Fiscal 2008:

•                  Revenue increased 138% over prior year period to $1.6 million

•                  Gross profit was $1.2 million, an improvement of $0.6 million from one year ago

•                  Cash and cash equivalents were $2.5 million as of March 31, 2008

Total revenue for the first quarter ended March 31, 2008 was $1.6 million, an 82% increase compared to total revenue of $0.9 million for the fiscal year ended March 31, 2007. Gross profit grew to $1.2 million for the three months ended March 31, 2008, up 115% from $0.6 million in the prior year period. Gross margin in the quarter was 77%, an improvement of 12%, from 65% same quarter one year ago, due to increased sales of Bazi, which carries a higher gross margin compared to the legacy products. Net loss for the three months ended March 31, 2008, decreased 43% to $0.75 million, or $(0.05) per share, compared to a loss of $1.4 million, or $(0.13) per share, in the prior year.

The Company’s balance sheet continues to remain strong. As of March 31, 2008, cash and cash equivalents were approximately $2.5 million, which includes the proceeds from the $0.5 million financing completed during the quarter. Total shareholders’ equity at the three months ended March 31, 2008 was $2.2 million and the Company remains debt free.

Mr. John Pougnet, Chief Executive Officer of XELR8, commented, “I am pleased to report another record revenue quarter. Bazi continues to gain traction in the marketplace and showed major improvements partially due to our successful gathering of distributors in February at our national event as well as new sales aids and incentives offered. In the first quarter sales of Bazi rose approximately 138% from same period one year ago, to $1.4 million, or an increase of $0.8 million. Bazi represented 89% of the Company’s total sales in the quarter versus 68% last year as customers favor the convenience and simplicity Bazi offers them.”

-More-

Mr. Pougnet continued, “The Company’s main driver in the near-term is to continue to focus our efforts on growing sales of Bazi, which has shown tremendous growth in the last year, when it was first launched. As of March 31, 2008, we had 9,044 participants nationwide marketing Bazi, which was a 7.5% increase since our last tally of 8,416 participants which was as of February 29, 2008, partially due to the successful distributor convention in Las Vegas. Since then, we continue to remain in close contact with our distributors to obtain constant feedback as well as assist them in building their business as well. Recently we have offered new incentives and bonus features and conducted regional “Go Diamond” events, in six major cities nationwide.”

“Our operating plan for 2008 remains on target and is focused on the continued growth and market penetration of Bazi by increasing the number of independent distributors and customers, which will help drive revenues and improve gross profit. Our cash burn has been diminished and the visibility to produce positive cash flow is vivid and within reach in the coming quarters,” concluded Mr. Pougnet.

Additionally, XELR8 and its liquid nutritional drink “Bazi” were featured on TheStreet.com’s video segment entitled “Direct Selling is So Money” on Wednesday, April 30th. Along with XELR8 distributor Emma Stith was Sandy Greenberg, distributor advocate and XELR8 founder. You can view the segment at:

http://www.thestreet.com/_yahoo/video/strategysession/10414473.html?cm_ven=YAHOO&cm_cat=FREE&cm_ite=NA#10414473

There will be a conference call today at 11:30 a.m. ET with the investment community, featuring John Pougnet, Chief Executive Officer of XELR8 Holdings, Inc. Interested parties may participate in the call by dialing 877-407-8293; international callers dial 201-689-8349.  In addition, the replay of the conference call will be available approximately two hours after the call has ended. The replay can be accessed at: http://www.xelr8tools.com/Media/ConfCall050108.mp3 and will be archived for 30 days.

About XELR8 Holdings, Inc.

XELR8 Holdings, Inc. is a provider of nutritional foods and beverages designed to help enhance physical health and overall performance. XELR8 has developed a comprehensive line of nutritional supplements and functional foods designed in systems that are easy to take, simple to understand, and conveniently fit within a lifestyle. These include the Company’s Eat/Drink/Snack System; Peak Performance System; and its newest market entry, Bazi™, a powerful, concentrated, antioxidant (Vitamins A, C & E) nutritional drink packed with eight different super fruits and berries, including the Chinese jujube plus 12 vitamins and 68 minerals, providing all the daily vitamins and minerals you need in a single, convenient, one-ounce shot.

XELR8’s commitment to quality, science and research has earned the Company a loyal following of over 350 world-class athletes and an elite list of endorsers, such as 3-time World Series Champion Curt  Schilling, five-time Cy Young Award Winner Randy Johnson; Super Bowl Champions Mike Alstott and Lawyer Milloy; professional football star Cadillac Williams; Olympians Briana Scurry and Caroline Lalive; Stanley Cup Winner Blake Sloan; and PGA Tour Professional Tom Pernice, Jr. XELR8 products are only available through independent distributors located throughout the nation. For more information about XELR8, please visit www.xelr8.com or www.drinkbazi.com.

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Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including prospects for XELR8’s distribution network. Actual results may differ from those discussed in such forward-looking statements. These forward-looking statements include risks and uncertainties that include the Company’s ability to attract and retain distributors; changes in demand for the Company’s products; changes in the level of operating expenses; changes in general economic conditions that impact consumer behavior and spending; product supply; the availability, amount, and cost of capital for the Company; and the Company’s use of such capital. More information about factors that potentially could affect the Company’s financial results is included in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2006 and all subsequent filings. Certain statements in this release regarding the Company’s agreements are in accordance with the guidelines established by the Federal Trade Commission for endorsements in advertising.

- Financial Tables to Follow -

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

For the Quarters Ended

	March 31	December 31
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$2,469,361	$2,245,858
Accounts receivable, net of allowance for doubtful accounts of $14,079 and $12,231, respectively	1,220	7,460
Inventory, net of allowance for obsolescence of $174,687 and $189,403, respectively	290,823	370,843
Prepaid expenses and other current assets	325,207	329,015
Total current assets	3,086,611	2,953,176

Intangible assets, net	17,652	17,959
Property and equipment, net	68,738	81,405

Total assets	$3,173,001	$3,052,540

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$974,172	$832,697

Total Liabilities	974,172	832,697

Commitments and Contingencies

SHAREHOLDERS’ EQUITY (Note 2):
Preferred stock, authorized 5,000,000 shares, $.001 par value, none issued or outstanding	—	—
Common stock, authorized 50,000,000 shares, $.001 par value, 15,697,170 and 15,197,170 shares issued and outstanding respectively	15,697	15,197
Additional paid in capital	23,424,505	22,696,657
Accumulated (deficit)	(21,241,373)	(20,492,011)

Total shareholders’ equity	2,198,829	2,219,843

Total liabilities and shareholders’ equity	$3,173,001	$3,052,540

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Three Months Ended March 31, 2008 and 2007

	For the Three Months Ended March 31, 2008	For the Three Months Ended March 31, 2007

Net sales	$1,577,784	$869,075
Cost of goods sold	359,578	305,593
Gross profit	1,218,206	563,482

Operating expenses:
Selling and marketing expenses	1,090,792	629,266
General and administrative expenses	868,886	849,521
Research and development expenses	424	614
Depreciation and amortization	11,844	11,779
Total operating expenses	1,971,946	1,491,180

Net (loss) from operations	(753,740)	(927,698)
Other income (expense)
Interest income	19,278	3,126
Other expense	(13,770)	—
(Loss) on disposial of asset	(1,130)
Interest (expense)	—	(439,537)

Total other income (expense)	4,378	(436,411)

Net (loss)	$(749,362)	$(1,364,109)

Net (loss) per common share Basic and diluted net (loss) per share	$(0.05)	$(0.13)

Weighted average common shares outstanding, basic and diluted	15,334,533	10,753,350

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Three Months Ended March 31, 2008 and 2007

	2008	2007

Cash flows from operating activities:
Net income (loss)	$(749,362)	$(1,364,109)
Adjustments to reconcile
Depreciation and amortization	11,844	11,779
Stock and stock options issued for services	275,375	474,912
Expense related to anti-dilution of warrants	13,770	—
Loss on asset disposal	1,130	—
Interest expense and amortization related to bridge loan financing	—	428,889
Change in allowance for doubtful accounts	1,848	2,368
Change in allowance for inventory obsolescence	(14,716)	81,450
Change in allowance for product returns	10,092	30,866
Changes in assets and liabilities:
Accounts receivable	4,392	(4,052)
Inventory	94,736	(40,488)
Other current assets	3,808	79,511
Accounts payable and accrued expenses	131,383	122,355
Net cash (used) by operating activities	(215,700)	(176,519)

Cash flows from financing activities:
Proceeds from bridge loan financing	—	250,000
Repayments of bridge financing	—	(500,000)
Issuance of common stock, net	439,203	1,806,404
Net cash provided by financing activities	439,203	1,556,404

NET INCREASE (DECREASE) IN CASH	223,503	1,379,885
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	2,245,858	76,147
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$2,469,361	$1,456,032

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